BANKERS TRUST CORPORATION
One Bankers Trust Plaza
New York, New York  10006


Damian P. Reitemeyer
Principal
Telephone: (212) 250-4599


                                       February 12, 1999


Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Filing Desk


Dear Sirs:

     Re:  Filing of Schedule 13G on
          Learning Company, Inc.


Pursuant to Rule 13d-1 of the General Rules and
Regulations under the Securities Exchange Act of
1934, the following is one copy of the Schedule
13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule 13G filing submission through the EDGAR-Link System software, by E-Mail confirmation.

                                       Sincerely,



                                       Damian P. Reitemeyer

Enclosures



             SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C.  20549

                       SCHEDULE 13G

         Under the Securities Exchange Act of 1934
                   (Amendment No.)*

                 Learning Company, Inc.
          _______________________________________
                      NAME OF ISSUER:
              Common Stock (Par Value $.01)
          _______________________________________
               TITLE OF CLASS OF SECURITIES
                         522008101
          _______________________________________
                       CUSIP NUMBER

     Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item
     1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

             (Continued on following page(s))

                     Page 1 of 10 Pages

CUSIP No. 522008101                     Page 2 of 10 Pages

1.NAME OF REPORTING PERSONS
  S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVEPERSONS

     Bankers Trust Corporation; its wholly-owned subsidiary Bankers Trust Company; its wholly- owned subsidiary BT Holdings (New York), Inc.; and its indirect wholly-owned subsidiary BT Alex.Brown
     Incorporated (BT Alex.Brown).  13-6180473


2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
*
          (A)  [ ]
          (B)  [ ]

     See page 8 of 10, Item 8 - IDENTIFICATION AND
     CLASSIFICATION OF MEMBERS OF THE GROUP


3.SEC USE ONLY


4.CITIZENSHIP OR PLACE OF ORGANIZATION


     Bankers Trust Corporation, BT Holdings (New
     York), Inc. and Bankers Trust Company are New
     York Corporations.

     BT Alex.Brown is a Delaware Corporation.




CUSIP No. 522008101                    Page 3 of 10 Pages

NUMBER OF     5. SOLE VOTING POWER
  SHARES
                   Bankers Trust Company 156,931 shares
                   BT Alex.Brown          63,080 shares
                   BT Holdings
                     (New York), Inc.    199,400 shares
                                         419,411 shares

BENEFICIALLY   6. SHARED VOTING POWER
 OWNED BY
                   Bankers Trust Company       0 shares
                   BT Alex.Brown               0 shares
                   BT Holdings
                     (New York), Inc.          0 shares
                                               0 shares

EACH         7. SOLE DISPOSITIVE POWER
REPORTING
                   Bankers Trust Company 555,892 shares
                   BT Alex.Brown          63,080 shares
                   BT Holdings
                    (New York), Inc.     199,400 shares
                                         818,372 shares
PERSON      8. SHARED DISPOSITIVE POWER
   WITH
                   Bankers Trust Company       0 shares
                   BT Alex.Brown               0 shares
                   BT Holdings
                    (New York), Inc.           0 shares
                                               0 shares

9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON

                   Bankers Trust Company 555,892 shares
                   BT Alex.Brown          63,080 shares
                   BT Holdings
                    (New York), Inc.     199,400 shares
                                         818,372 shares

10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9)
EXCLUDES CERTAIN SHARES *
                    []


CUSIP No. 522008101                  Page 4 of 10 Pages


11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                   Bankers Trust Company   0.65%
                   BT Alex.Brown           0.07%
                   BT Holdings
                    (New York), Inc.       0.23%
                                           0.95%
12.TYPE OF REPORTING PERSON *

     Bankers Trust Corporation - HC
     Bankers Trust Company - BK
     BT Alex.Brown - BD
     BT Holdings (New York),Inc. - CO

CUSIP No. 522008101                  Page 5 of 10 Pages

Item 1(a)    NAME OF ISSUER:

             Learning Company, Inc.

Item 1(b)    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE
             OFFICES:

             One Athenaeum Street
             Cambridge, MA  02142

Item 2(a)    NAME OF PERSON FILING:

             Bankers Trust Corporation; its wholly-
             owned subsidiaries BT Holdings (New
             York), Inc. and Bankers Trust
             Company; and its indirect wholly-
             owned subsidiary BT Alex.Brown

Item 2(b)    ADDRESS OF PRINCIPAL BUSINESS OFFICE:

             For Bankers Trust Corporation, BT
             Holdings (New York), Inc., Bankers Trust
             Company, and BT Alex.Brown

             130 Liberty Street
             New York, New York  10006

Item 2(c)    CITIZENSHIP:

               Bankers Trust Corporation, BT
               Holdings (New York), Inc. and Bankers Trust
               Company are New York Corporations.

               BT Alex.Brown is a Delaware Corporation.

CUSIP No. 522008101                  Page 6 of 10 Pages



Item 2(d)    TITLE OF CLASS OF SECURITIES:

             This statement relates to the Companys Common
             Stock $.01 par value per share.

Item 2(e)    CUSIP NUMBER:

             522008101

Item 3       THE PERSON FILING IS A:


          For Bankers Trust New York Corporation
          and its wholly owned subsidiary BT
          Holdings New York, Inc.

     (g)  [X] Parent Holding Company, in accordance with
          Section 240.13d-1(b)(ii)(G)

          For Bankers Trust Company

     (b)  [X] Bank as defined in section 3(a)(6) of the Act.

          For BT Alex.Brown

     (a)  [X] Broker or dealer registered under Section 15
          15 of the Act.




Item 4       OWNERSHIP:

          (a)  Amount Beneficially Owned:

                   Bankers Trust Company    555,892 shares
                   BT Alex.Brown             63,080 shares
                   BT Holdings
                    (New York), Inc.        199,400 shares
                                            818,372 shares

CUSIP No. 522008101                     Page 7 of 10 Pages

          (b)  Percent of Class :

                   Bankers Trust Company      0.65%
                   BT Alex.Brown              0.07%
                   BT Holdings
                    (New York), Inc.          0.23%
                                              0.95%

          (c) Number of shares as to which the following have:

           (i)  sole power to vote or to direct the vote -

                   Bankers Trust Company    156,931 shares
                   BT Alex.Brown             63,080 shares
                   BT Holdings
                    (New York), Inc.        199,400 shares
                                            419,411 shares

           (ii)  shared power to vote or to direct the vote -

                   Bankers Trust Company          0 shares
                   BT Alex.Brown                  0 shares
                   BT Holdings
                    (New York), Inc.              0 shares
                                                  0 shares

          (iii) sole power to dispose or to direct the disposition of -

                   Bankers Trust Company    555,892 shares
                   BT Alex.Brown             63,080 shares
                   BT Holdings
                    (New York), Inc.        199,400 shares
                                            818,372 shares








CUSIP No. 522008101                     Page 8 of 10 Pages

             (iv) shared power to dispose or to direct
                  the disposition of -

                   Bankers Trust Company       0 shares
                   BT Alex.Brown               0 shares
                   BT Holdings
                    (New York), Inc.           0 shares
                                               0 shares

Item 5       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

             Not applicable.

Item 6       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF
             OF ANOTHER PERSON:

             Not applicable.

Item 7       IDENTIFICATION AND CLASSIFICATION OF
             THE SUBSIDIARY WHICH ACQUIRED
             THE SECURITY BEING REPORTED ON BY THE
             PARENT HOLDING COMPANY:

             See Exhibits A, B and C.

Item 8       IDENTIFICATION AND CLASSIFICATION OF
             MEMBERS OF THE GROUP:

            In addition to the shares presented
            in this Form 13G, Alex.Brown
            Investment Management, a limited
            partnership that is 50% owned
            indirectly by Bankers Trust
            Corporation, beneficially owns
            4,881,211 shares or  5.68% of
            Learning Company, Inc.  This
            ownership was disclosed in a separate
            13G filed by Alex.Brown Investment
            Management.

Item 9      NOTICE OF DISSOLUTION OF GROUP:
            Not applicable.





CUSIP No. 522008101                     Page 9 of 10 Pages

Item 10      CERTIFICATION:

          By signing below I certify that, to the
          best of my knowledge and belief, the
          securities referred to above were
          acquired and are held in the ordinary
          course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE:

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:       as of December 31, 1998

Signature:  Bankers Trust Corporation


By:   /s/        James T. Byrne, Jr.
Name:            James T. Byrne, Jr.

Title:           Secretary


Signature:  Bankers Trust Company


By:   /s/        James T. Byrne, Jr.
Name:            James T. Byrne, Jr.

Title:           Secretary

Signature:  BT Alex.Brown

By:   /s/        James T. Byrne, Jr.
Name:            James T. Byrne, Jr.

Title:           Secretary

CUSIP No. 522008101                     Page 10 of 10 Pages



Signature:  BT Holdings (New York), Inc.


By:   /s/        Gordon S. Calder, Jr.
Name:            Gordon S. Calder, Jr.

Title:           Secretary

























                     EXHIBIT A

The chain of ownership from Bankers Trust
Corporation to Bankers Trust Company and BT
Holdings (New York), Inc.  is shown below:


             Bankers Trust Corporation

 _________________________________________________________
 |                                                        |
100%                                                     100%
 |                                                        |
Bankers Trust Company                      BT Holdings (New York), Inc.


                     EXHIBIT B

      The  chain  of ownership from Bankers  Trust
Corporation to BT Alex. Brown is shown below:

             Bankers Trust Corporation
                         |
                         |
                        100%
                         |
                         |
           BT Alex. Brown Holdings Incorporated
                         |
                         |
                        100%
                         |
                         |
            BT Alex. Brown Incorporated



                     EXHIBIT C

      The  chain  of ownership from Bankers  Trust
Corporation to Alex.Brown Investment Management is shown below:

             Bankers Trust Corporation
                         |
                         |
                        100%
                         |
                         |

       BT  Alex.Brown Holdings Incorporated
                         |
      ___________________|_______________________
     |                                           |
     |                                           |
     |                                           |
     |                                           |
     |                                           |
     |                                           |
     |                                           |
    49%                                         100%
     |                                           |
     |                                           |
Alex.Brown Investment Management   BT Alex. Brown Incorporated
       (limited partnership)                     |
                                                 |
                                                1%
                                                 |
                                                 |
                                   Alex.Brown Investment Management
                                        (limited partnership)